AllianceBernstein Large Cap Growth Fund, Inc.
Exhibit 77M

On February 1, 2008, the Fund acquired all of the net assets of Alliance All-Market Advantage Fund, Inc. (All-Market), pursuant to an Agreement and Plan of Acquisition and Liquidation approved by the Board of Directors of the Fund at the Regular Meetings of the Board of Directors of the Fund held on August 2, 2007. On February 1, 2008, the acquisition was accomplished by a tax-free exchange of 2,111,014 shares of the Fund for 3,705,297 shares of All-Market. The aggregate net assets of the Fund and All-Market immediately before the acquisition were $2,109,402,943 and $44,351,066 (including $7,058,279 of net unrealized appreciation of investments, respectively. Immediately after the acquisition, the combined net assets of the Fund amounted to $2,153,754,009.


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